                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                                  HAGGAR CORP.
                                  ------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    405173105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 43 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 2 of 43 Pages
---------------------                                  -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Kahn Brothers & Co., Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   60,000
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                724,669
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                60,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                724,669
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     784,669
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 3 of 43 Pages
---------------------                                  -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Kahn Brothers & Co. Profit Sharing Plan & Trust
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   29,600
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                29,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     29,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one persent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 4 of 43 Pages
---------------------                                  -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Thomas G. Kahn
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   500
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                836,769
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                836,769
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     837,269
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 5 of 43 Pages
---------------------                                  -------------------------

            The following  constitutes  Amendment  No. 4  ("Amendment  No. 4" or
"Schedule") to the Schedule 13D filed by the  undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

            Item 2 is amended to add the following paragraph:

Item 2.     Identity and Background.
            -----------------------

            In connection with the Kahn Settlement Agreement (as defined in Item
4), the  Reporting  Persons  and the Issuer  have  agreed that Thomas G. Kahn be appointed  as a director of the Issuer.  In  addition,  as of February 17, 2003,
Kahn Brothers Trust and its  affiliates  have withdrawn  their  nomination  made through a letter  dated  November  27, 2002,  and  supplemented  by letter dated
December  4,  2002,  to elect  Messrs.  Thomas G. Kahn and Mark  Schwarz  to the
Issuer's  Board of  Directors.  Accordingly,  as of February 17,  2003,  Mark E.
Schwarz is no longer a Reporting Person.

            Item 4 is hereby amended to add the following:

            On February 17, 2003, Thomas G. Kahn, Donald Kahn, Irving Kahn, Kahn
Brothers  &  Co., Inc. and Kahn Brothers & Co. Profit Sharing Plan &
Trust (the  aforementioned  parties  are  collectively  referred to as the "Kahn
Shareholders")  entered into a Settlement  Agreement  with the Issuer (the "Kahn
Settlement  Agreement"),  a copy of which is  attached  hereto as Exhibit 7. The
Kahn Settlement  Agreement  provides that, among other things,  the Issuer shall appoint  Thomas G. Kahn as a Class III  director  whose term shall expire at the annual meeting of the Issuer's stockholders to be held in 2005 (the "2005 Annual
Meeting") and as a member of the Issuer's audit committee. The Issuer's Board of
Directors,  however, may request Mr. Kahn to immediately resign as a director if his  beneficial  ownership  of shares of Common  Stock  falls  below 6.5% of the outstanding shares of Common Stock.

            Concurrent  with the Kahn  Settlement  Agreement,  Mark E.  Schwarz,
Newcastle  Capital  Group,  L.L.C.,  Newcastle  Capital  Management,   L.P.  and
Newcastle Partners,  L.P. (the aforementioned  parties are collectively referred to as the  "Newcastle  Parties")  entered into a Settlement  Agreement  with the
Issuer  (the  "Newcastle  Settlement  Agreement"),  a copy of which is  attached hereto as Exhibit 8.

            Both the Kahn  Settlement  Agreement  and the  Newcastle  Settlement
Agreement provide for certain standstill provisions commencing as of the date of the Kahn Settlement Agreement and terminating on the two year anniversary of the date on which Mr.  Kahn  ceases to be a director  of the Issuer for any  reason;
provided  that in the event the Issuer  delivers a notice  (the  "Notice  Not to
Nominate")  to Mr.  Kahn  within  sixty days  prior to the date a  stockholders'
notice  is due to the  Company  for  nominations  of  persons  for  election  as directors at the first  stockholders'  meeting after  February 17, 2003 at which
Mr. Kahn's term as a director would  otherwise  expire (the  "Reelection  Annual
Meeting")  notifying  him  that he  will  not be  nominated  by the  Issuer  for reelection to its Board of Directors at the Reelection Annual Meeting,  then the standstill  provisions  shall terminate on the date that Mr. Kahn ceases to be a director  of the  Issuer  for any  reason  after the giving of the Notice Not to
Nominate (the  "Standstill  Period").  The Kahn  Shareholders  and the Newcastle
Parties agreed, among other things, that during the Standstill Period they shall
(i) not,  subject to certain  exceptions,  acquire,  announce  an  intention  to acquire, directly or indirectly, by purchase or otherwise,  beneficial ownership of any  shares of Common  Stock of the  Issuer,  (ii)  refrain  from  soliciting proxies or consents from the Issuer's  stockholders,  (iii) vote for any nominee other than those  nominated by the Issuer's  Board of Directors,  (iv) not form, join or in any way  participate in a "group" for purposes of acquiring  holding, voting or disposing of any securities of the Issuer; (v) not acquire,  or agree, offer, seek or propose to acquire, or cause to acquire,  ownership of any assets or business of the Issuer;  and (vi) not, and cause their respective  agents and

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 6 of 43 Pages
---------------------                                  -------------------------

representatives  not to,  make  negative  remarks  against  the  Issuer or their representatives.  The Kahn  Settlement  Agreement  also  prohibits,  subject  to certain  exceptions,  Kahn Shareholders from  transferring,  selling,  pledging, encumbering  or otherwise  disposing of the shares of Common Stock  beneficially held by the Kahn Shareholders without the Issuer's written consent.

            During the  Standstill  Period,  however,  Mr. Kahn may (i) take any action or make any  statement at any meeting of the Board of Directors or of any committee  thereof;  and (ii) make any statement to the Chief Executive Officer, the  Chief  Operating  Officer  or any  director  of  the  Company.  During  the
Standstill  Period,  the Company may not prohibit  any of the Kahn  Shareholders from making any statement or disclosure  required  under the federal  securities law or other applicable laws or prohibit Mr. Kahn from exercising his duties and obligations as a director of the Company.

            On February 17, 2003,  the Issuer issued a press release (the "Press
Release")  announcing,  among other things, the execution of the Kahn Settlement
Agreement and the  appointment  of Thomas G. Kahn as a Class III director of the
Issuer,  a copy of which is attached  hereto as Exhibit 9.  Reference is made to
Exhibit 9 for the complete text of the Press Release.

            Item 5 is hereby  amended its entirety by deleting all references to the Newcastle Parties (as defined in Item 4).

            Item 6 is hereby amended to add the following:

            On February 17, 2003,  the Kahn  Shareholders  entered into the Kahn
Settlement Agreement,  a copy of which is attached hereto as Exhibit 7. See Item
4 for a brief description of the Kahn Settlement Agreement.

            On  February  17,  2003,  the  Newcastle  Parties  entered  into the
Newcastle Settlement Agreement, a copy of which is attached hereto as Exhibit 8.
See Item 4 for a brief description of the Newcastle Settlement Agreement.

            Item 7 is hereby amended to add the following exhibits:

               7.  Settlement  Agreement  dated as of  February  17, 2003 by and among the Issuer,  Thomas G. Kahn,  Donald Kahn, Irving Kahn,
                   Kahn Brothers  &  Co., Inc. and Kahn brothers  &  Co.
                   Profit Sharing Plan & Trust.

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 7 of 43 Pages
---------------------                                  -------------------------

               8.  Settlement  Agreement  dated as of  February  17, 2003 by and among the Issuer,  Mark E. Schwarz,  Newcastle Capital Group,
                   L.L.C.,  Newcastle  Capital  Management,  L.P. and  Newcastle
                   Partners, L.P.

               9.  Press Release dated February 17, 2003.

                            [Signature Page Follows]

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 8 of 43 Pages
---------------------                                  -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2003                 KAHN BROTHERS & Co., Inc.

                                          By: /s/ Thomas G. Kahn
                                              ----------------------------------
                                              Thomas G. Kahn
                                              President

                                          KAHN BROTHERS & CO. PROFIT SHARING
                                          PLAN & TRUST

                                          By: /s/ Thomas G. Kahn
                                              ----------------------------------
                                              Thomas G. Kahn
                                              Co-Trustee

                                          /s/ Thomas G. Kahn
                                          --------------------------------------
                                          Thomas G. Kahn

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 9 of 43 Pages
---------------------                                  -------------------------

                                 EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

7.          Settlement  Agreement dated as of February 17, 2003 by and      10
            among the  Issuer,  Thomas G. Kahn,  Donald  Kahn,  Irving
            Kahn,  Kahn  Brothers & Co.,  Inc. and Kahn brothers & Co.
            Profit Sharing Plan & Trust.

8.          Settlement  Agreement dated as of February 17, 2003 by and      28
            among  the  Issuer,  Mark E.  Schwarz,  Newcastle  Capital
            Group,  L.L.C.,  Newcastle  Capital  Management,  L.P. and
            Newcastle Partners, L.P.

9.          Press Release dated February 17, 2003.                          41

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 10 of 43 Pages
---------------------                                  -------------------------

                                                                       EXHIBIT 7
                         SETTLEMENT AGREEMENT

            THIS SETTLEMENT  AGREEMENT (the  "Agreement") is made as of February
17, 2003, by and among Thomas G. Kahn ("Kahn"),  Donald Kahn,  Irving Kahn, Kahn
Brothers & Co., Inc., a New York corporation ("Kahn Brothers"), and the Kahn
Brothers & Co. Profit Sharing Plan &  Trust, a trust organized under the laws of New York (the "Trust" and, collectively with the aforementioned parties, the  "Investors"),  and Haggar  Corp.,  a Nevada  corporation  (the  "Company").
Certain terms used herein are defined in Section V.7.

                               RECITALS

            WHEREAS,  each Investor is the record owner or beneficial  owner (as defined in Section V.7) of certain  shares of common stock,  par value $0.10 per share, of the Company (including any securities convertible into, or exercisable or exchangeable for, such common stock, "Common Stock");

            WHEREAS,  the Trust and its  co-trustees  have  notified the Company that  they  wish to  nominate  certain  persons  for  election  to the  Board of
Directors  of the Company  (the  "Board")  at the  Company's  Annual  Meeting of
Stockholders to be held in 2003 (the "Annual Meeting");

            WHEREAS,  Mark E.  Schwarz  ("Schwarz"),  the  Trust,  Kahn and Kahn
Brothers  have filed a  preliminary  proxy  statement  with the  Securities  and
Exchange Commission (the "SEC") regarding the solicitation of proxies to be used at the Annual Meeting to elect the Trust's nominees as members of the Board;

            WHEREAS,  the Investors have  determined  that the best interests of the Company and the Investors  would be served by (i) the Investors not engaging in a  solicitation  of proxies for the Annual  Meeting  for the  election of the nominees of the Trust and its co-trustees in opposition to nominees of the Board
(a "Proxy  Contest"),  (ii) the  appointment  of Kahn to the  Board as  provided herein and (iii) the other arrangements set forth herein; and

            WHEREAS,  the Company has determined  that the best interests of the
Company and its  stockholders  would be served by (i) the Investors not engaging in a Proxy Contest in connection with the Annual  Meeting,  (ii) the appointment of Kahn to the Board as  provided  herein and (iii) the other  arrangements  set forth herein.

            NOW,   THEREFORE,   in   consideration   of  the  promises,   mutual
representations,  warranties, covenants and agreements herein contained, and the full,  complete and timely  performance  of each and every one of such covenants and  agreements,  time being of the  essence,  and for other  good and  valuable consideration,  the receipt and sufficiency of which are hereby  acknowledged by each of the parties  hereto,  and intending to be legally bound hereby,  each of the parties hereby agrees as follows:

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 11 of 43 Pages
---------------------                                  -------------------------

                                       I.

                         REPRESENTATIONS AND WARRANTIES

1.          Representations  and  Warranties of the  Investors.  The  Investors,
            jointly  and  severally,  represent  and  warrant to the  Company as follows:

            a.    Each Investor who is a natural person is competent and has all requisite  power and  authority  to execute and  deliver  this
                  Agreement  and to  consummate  the  transactions  contemplated hereby.  Each Investor  which is not a natural person has been duly organized,  and is validly existing and in good standing, under the laws of its  jurisdiction of formation,  and has all requisite  power and  authority  to execute and  deliver  this
                  Agreement  and to  consummate  the  transactions  contemplated hereby.

            b.    This  Agreement  has  been  duly  and  validly   executed  and
                  delivered  by  each  Investor  or by the  principals  of  such
                  Investor and, assuming due and valid execution and delivery by the Company,  constitutes a legal, valid and binding agreement
                  of  such  Investor,   enforceable  against  such  Investor  in
                  accordance  with its terms,  subject as to  enforceability  to
                  applicable  bankruptcy,   insolvency,  fraudulent  conveyance,
                  reorganization,   moratorium   and  similar   laws   affecting
                  creditors'  rights  and  remedies  generally  and  to  general principles of equity  (regardless  of whether  enforcement  is sought in a proceeding at law or in equity).  The  performance of the  terms  of this  Agreement  shall  not  conflict  with, constitute  a  violation  of, or require any notice or consent under, any certificate or articles of  incorporation,  limited partnership  agreement,  trust agreement,  bylaws or any other agreement or  instrument  to which such Investor is a party or by which such  Investor  is bound,  and shall not  require any consent,  approval  or  notice  under  any  provision  of  any judgment,  order,  decree,  statute,  law,  rule or regulation applicable  to such  Investor  or such  Investor's  shares  of
                  Common  Stock,  except as may be required by federal and state securities laws.

            c.    There are no other persons (as defined in Section V.7) who, by reason  of their  personal,  business,  professional  or other arrangement,  relationship or affiliation  with such Investor, whether  written or oral and  whether  existing as of the date
                  hereof  or  in  the  future,   have  agreed,   explicitly   or
                  implicitly, to take any action on behalf of or in lieu of each
                  Investor that would otherwise be prohibited by this Agreement.

            d.    As of the date hereof,  the Investors and their affiliates and
                  associates   (as  such  terms  are  defined  in  Section  V.7)
                  beneficially  own an  aggregate  of  837,269  shares of Common
                  Stock (the "Investor Shares"), free and clear of all liens and encumbrances, and no other person has any beneficial ownership interest in the Investor Shares other than persons who (i) are not  affiliates  or  associates of an Investor and (ii) have a financial or investment advisory agreement with an Investor or any of the Other Kahn  Entities  (as defined in Section  V.7).

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 12 of 43 Pages
---------------------                                  -------------------------

                  Amendment No. 3 to Schedule 13D dated November 27, 2002, filed with the SEC by Kahn,  Kahn Brothers,  the Trust,  and Schwarz
                  correctly  sets forth the  beneficial  ownership  of shares of
                  Common  Stock  of each  Investor  and each of the  Other  Kahn
                  Entities.  As of the date hereof, no Investor or any affiliate or associate of such Investor  beneficially owns any equity or debt securities of the Company or any  subsidiary,  other than the  foregoing,  and no Investor or any affiliate or associate of such  Investor  has any rights,  options or  agreements  to acquire  or vote any other  shares  of  Common  Stock or other securities of the Company.

2.          Representations and Warrants of the Company.  The Company represents and warrants to the Investors as follows:

            a.    The Company has been duly organized,  and is validly  existing and in good  standing,  under the laws of the State of Nevada, and has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the  transactions contemplated hereby.

            b.    This  Agreement  has  been  duly  and  validly   executed  and
                  delivered by the Company and, assuming due and valid execution and delivery by the Investors,  constitutes a legal, valid and binding  agreement  of the  Company,  enforceable  against the
                  Company  in   accordance   with  its  terms,   subject  as  to
                  enforceability   to   applicable    bankruptcy,    insolvency,
                  fraudulent conveyance, reorganization,  moratorium and similar laws affecting creditors' rights and remedies generally and to
                  general   principles   of  equity   (regardless   of   whether
                  enforcement  is sought in a  proceeding  at law or in equity).
                  The  performance  of the  terms of this  Agreement  shall  not conflict  with,  constitute  a  violation  of, or require  any notice or consent  under,  the  articles of  incorporation  or bylaws of the Company or any  agreement or instrument to which the Company is a party or by which the  Company is bound,  and shall not require any  consent,  approval or notice  under any provision of any judgment,  order, decree,  statute, law, rule or  regulation  applicable  to the  Company,  except as may be required by federal and state securities laws.

                                      II.

                        BOARD OF DIRECTORS AND MANAGEMENT

1.          Annual Meeting.

            a.    Concurrently  with the execution of this Agreement,  the Board shall take the  necessary  action to increase  the size of the
                  Board from six to seven  members,  to  increase  the number of
                  Class III directors from two to three,  and to appoint Kahn to fill the vacancy resulting from such Board increase as a Class
                  III director  whose term shall expire at the annual meeting of the Company's  stockholders  to be held in 2005. The Investors are hereby advised that,  while not obligated hereby to do so, the  Board may  further  increase  the size of the Board  from seven  to  eight  members,  increase  the  number  of Class II directors from two to three,  and appoint James Neal Thomas as a Class II director to fill the  vacancy  resulting  from such

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 13 of 43 Pages
---------------------                                  -------------------------

                  Board increase.  In addition, it is anticipated that the Board will  nominate  Rae F. Evans and Donald E. Godwin to stand for re-election as Class I directors at the Annual Meeting.

            b.    The  Board  shall  have no  obligation  to  nominate  Kahn for election to the Board at any annual  meeting of the  Company's stockholders  or, other than  pursuant to Section  II.1.a,  to appoint Kahn to fill any vacancy on the Board.

            c.    The   Investors   agree  to  provide  the  Company  with  such
                  information  concerning  Kahn as is  required  under the proxy rules of the Securities Exchange Act of 1934, as amended,  and
                  the  rules  and   regulations   promulgated   thereunder  (the
                  "Exchange Act"), in connection with the preparation and filing of the  Company's  proxy  statement  relating  to  any  annual
                  meeting  of   stockholders  at  which  Kahn  shall  stand  for
                  election, if nominated for election by the Board.

             d.   The  Investors  agree that,  while  serving as director,  Kahn
                  shall   have   the  same   legal   duties,   obligations   and
                  responsibilities  and the same  rights and  privileges  as the other nonemployee directors of the Company, including (without limitation)  the  right  to  expense  reimbursement,  director
                  compensation,   notice,   indemnification,    confidentiality,
                  trading blackouts, insider trading policies, and other trading restrictions and access to Company information and personnel.

            e.    Concurrently  with the execution of this Agreement,  the Board shall appoint Kahn as a member of the Board's audit  committee to serve on such  committee  for so long as Kahn is a director of the Company; provided,  however, that Kahn's eligibility to serve as a member  of the audit  committee  shall at all times
                  remain   subject  to   applicable   laws  and  the  rules  and
                  regulations  promulgated  from time to time by the SEC, Nasdaq
                  Stock Market,  Inc. or any other  exchange on which any of the
                  Company's securities may be traded at such time, and the Board shall be entitled to remove  Kahn from such  committee  in the event that any such laws, rules or regulations provide that he is no longer eligible to serve thereon.

2.          Other   Obligations.   The   Investors   shall  not  engage  in  any
            solicitation of proxies in connection  with the Annual Meeting.  If, at any time after the date hereof,  Kahn beneficially owns less than
            6.5% of the outstanding shares of Common Stock, upon written request by the Board  specifically  expressed in a  resolution  adopted by a majority of the  directors of the Company who are not  affiliates or associates  of any  Investor  or  members of a "group"  (within  the meaning  of  Section  13(d)(3)  of the  Exchange  Act) in which  any
            Investor or any of its  affiliates or  associates is a member,  Kahn shall,  and the Investors  shall cause Kahn to,  immediately  resign from the Board and, in such event, the rights of the Investors under this Section II shall terminate  automatically  and be of no further
            force  or  effect;   provided,   however,   that,  for  purposes  of
            calculating  Kahn's  percentage  ownership  pursuant to this Section
            II.2,  issuances  of shares of Common  Stock  after the date  hereof
            (other than  issuances  to all holders of Common Stock on a pro rata basis)  shall  not be  considered  as  outstanding  shares of Common
            Stock,  and any  securities  owned  beneficially  by Kahn  that  are convertible  into, or exercisable or exchangeable  for, Common Stock shall be  included  in the  number of  outstanding  shares of Common

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            Stock used in such calculation,  but any such outstanding securities not beneficially  owned by Kahn shall be excluded from the aggregate
            number  of   outstanding   shares  of  Common  Stock  used  in  such
            calculation.  The  Investors  agree  to  provide  the  Company  with reasonable  evidence  of the  number of  shares of Common  Stock and other  securities of the Company and its  subsidiaries  beneficially owned by them,  upon  request of the Company from time to time after the date of this Agreement.

                                      III.

                         STANDSTILL AND VOTING AGREEMENT

1.          Standstill Provisions.

            a.    The  Investors  agree  that  the  "Standstill   Period"  shall
                  commence on the date of this Agreement and shall  terminate on the two-year  anniversary  of the date on which Kahn ceases to serve on the Board for any reason;  provided that in the event the Board  delivers a Notice Not to  Nominate  (as  defined in
                  Section  IV.14) in connection  with the  nomination of persons for  election  to  the  Board  at  the  first  meeting  of the
                  Company's  stockholders  after the date of this  Agreement  at which Kahn's term as a director is  scheduled to expire,  then the  Standstill  Period shall  terminate on the date that Kahn ceases to serve on the Board for any  reason  after the giving of the Notice Not to Nominate.

            b.    The  Investors  agree  that,  during  the  Standstill  Period, without the prior  written  consent of the Board  specifically expressed  in a  resolution  adopted  by  a  majority  of  the directors of the Company who are not  Investors or  affiliates or associates of any Investor or members of a "group"  (within the meaning of Section  13(d)(3) of the Exchange Act) in which any  Investor  or any of its  affiliates  or  associates  is a member, no Investor shall, directly or indirectly:

                  (i)   acquire,  announce an  intention  to  acquire,  offer or
                        propose to  acquire,  or agree to  acquire,  directly or
                        indirectly,   by  purchase  or   otherwise,   beneficial
                        ownership  of (A) any Common Stock or direct or indirect
                        rights  to  options  to   acquire   (through   purchase,
                        exchange, conversion or otherwise)) any Common Stock if,
                        after  giving  effect  to  any  such   acquisition   (or
                        intended,   offered  or  proposed   acquisition),   such
                        Investor would  beneficially  own shares of Common Stock
                        in excess of the Ownership  Limit (as defined in Section
                        V.7),  provided that,  for purposes of  calculating  the
                        number of shares  beneficially  owned by such  Investor,
                        all shares of Common  Stock  beneficially  owned by such
                        Investor  shall  be  aggregated   with,  and  deemed  to
                        include,  all shares of Common Stock  beneficially owned
                        by all Investors  and their  respective  affiliates  and
                        associates,  or (B)  any  other  Voting  Securities,  or
                        direct or indirect rights to options to acquire (through
                        purchase,  exchange,  conversion or otherwise) any other
                        Voting Securities,  in either case of clauses (A) or (B)
                        other than Common Stock or other Voting  Securities  (I)
                        received  as  a  result  of  a  stock  dividend,   stock
                        distribution or stock split,  (II) issued by the Company

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                        in    connection    with    any     reorganization    or
                        recapitalization  of the  Company or (III)  received  by
                        Kahn as  compensation  for his services as a director of
                        the Company;

                 (ii)   solicit  proxies  (or  written  consents)  or  assist or
                        participate in any other way, directly or indirectly, in
                        any  solicitation of proxies (or written  consents),  or
                        otherwise become a "participant" in a "solicitation" (as
                        such  terms are  defined in  Instruction  3 of Item 4 of
                        Schedule   14A  and  Rule  14a-1  of   Regulation   14A,
                        respectively,  under the Exchange  Act) in opposition to
                        the   recommendation   or  proposal  of  the  Board,  or
                        recommend  or request or induce or attempt to induce any
                        other  person  to  take  any  such  actions,  or seek to
                        advise,  encourage  or  influence  any other person with
                        respect to the voting of (or the  execution of a written
                        consent in respect of) the Common  Stock or other Voting
                        Securities,  or execute any written consent in lieu of a
                        meeting  of the  holders  of the  Common  Stock or other
                        Voting  Securities  or grant a proxy with respect to the
                        voting of the Common Stock or other Voting Securities to
                        any person other than to the Board or persons  appointed
                        as proxies by the Board;

                 (iii)  initiate,  propose  or  submit  one or more  stockholder proposals  or induce  or  attempt  to  induce  any other
                        person to initiate any stockholder proposal;

                 (iv)   seek to call,  or to  request  the  call  of, a  special
                        meeting of the Company's stockholders, or make a request
                        for a list of the Company's stockholders;

                 (v)    form,  join  or in  any  way  participate  in a  "group"
                        (within the meaning of Section  13(d)(3) of the Exchange
                        Act) for the  purpose of  acquiring  holding,  voting or
                        disposing of any securities of the Company;

                 (vi)   vote for any  nominee or  nominees  for  election to the
                        Board,  other than those  nominated  or supported by the
                        Board,  and no Investor  other than as  provided  herein
                        shall  consent  to become a nominee  for  election  as a
                        member of the Board unless such Investor is nominated or
                        supported by the Board;

                 (vii)  except as  specifically  provided  in Section II of this
                        Agreement,  seek,  alone or in concert with  others,  to
                        place a representative  or other affiliate or nominee on
                        the Board or seek the removal of any member of the Board
                        or a change in the size or composition of the Board;

                 (viii) deposit any Common Stock or other Voting Securities in a voting  trust or enter  into any  other  arrangement  or
                        agreement with respect to the voting thereof,  except as
                        set forth in Section III.3;

                 (ix)   acquire or agree,  offer, seek or propose to acquire, or
                        cause to be acquired,  ownership  (including  beneficial
                        ownership)  of any  of the  assets  or  business  of the
                        Company or any  rights or  options  to acquire  any such
                        assets or business from any person;

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                 (x)    seek, propose, or make any statement with respect to, or
                        solicit,  negotiate  with, or provide any information to
                        any person  with  respect  to, a merger,  consolidation,
                        acquisition  of control or other  business  combination,
                        tender or exchange offer, purchase,  sale or transfer of
                        assets   or   securities,   dissolution,    liquidation,
                        reorganization,    recapitalization,   dividend,   share
                        repurchase or similar transaction involving the Company,
                        its  subsidiaries  or its  business,  whether or not any
                        such  transaction  involves  a change of  control of the
                        Company;

                 (xi)   take any  action,  alone or in  concert  with any  other
                        person,  advise,  finance,  assist or  participate in or
                        encourage  any  person  to  take  any  action  which  is
                        prohibited  to be  taken by any  Investor  or any of its
                        affiliates or associates pursuant to this Agreement,  or
                        make any  investment  in or enter  into any  arrangement
                        with,  any  other  person  that  engages,  or  offers or
                        proposes to engage in any of the foregoing;

                 (xii)  disclose  publicly,  or privately in a manner that could reasonably be expected to become public,  any intention,
                        plan or arrangement inconsistent with the foregoing; or

                (xiii)  take   any   action    challenging   the   validity   or
                        enforceability of any provisions of this Section III;

            provided  that  nothing in this  Section  III.1 or elsewhere in this
            Agreement  shall (I)  prohibit  Kahn from (y)  taking  any action or making any statement at any meeting of the Board or of any committee thereof; or (z) making any statement to the Chief Executive Officer, the Chief  Operating  Officer or any director of the  Company;  (II)
            prohibit  any  Investor  from  making any  statement  or  disclosure required under the federal  securities laws or other applicable laws or (III) prohibit Kahn from exercising his duties and obligations as a director of the Company;  and provided,  further,  that nothing in this  Section or  elsewhere  in this  Agreement  shall  restrict any private  communications  among the Investors and Kahn, provided that all  such  communications  by  such  person  remain  subject  to the fiduciary  duties  of  such  person  as a  director  and  the  other obligations contained in this Agreement.

2.          Transfer  Limitations.  During the  Standstill  Period,  without the
            Company's  prior written  consent,  no Investor  shall,  directly or indirectly,  sell, pledge, encumber,  transfer, or otherwise dispose of,  or agree to  sell,  pledge,  encumber,  transfer  or  otherwise dispose of, any interest in the Investors' shares of Common Stock or any other Voting Securities (a  "Disposition");  provided,  that the
            Investors may effect a Disposition:

            a.    to any Market  Maker (as defined in Section  V.7) or any other person  other than a person who the  Investors  have reason to believe (after due inquiry,  other than in connection  with an unsolicited  broker  transaction),  based upon the most recent publicly  available  information  or, in the absence of public information,  to the best of  their  actual  knowledge,  would beneficially  own  immediately  after any such  sale,  pledge,

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                  encumbrance, transfer or other disposition more than 8% of the outstanding Voting Securities;

            b.    in  a  registered   broad-distribution   underwritten   public
                  offering;

            c.    to the Company;

            d.    pursuant to any tender or exchange  offer which is recommended by the Board;

            e.    to any other  person who enters  into a  standstill  agreement
                  with  the  Company  on  terms  and  conditions   substantially
                  equivalent to those in this Agreement;

            f.    to any corporation,  partnership or other entity  wholly-owned by the Investors or to any other Investor; or

            g.    to any  trust  the  sole  beneficiaries  of which  are  family members  or any  charitable  trust  or  charitable  foundation established  by  the  Investors,  provided  that  such  trust, charitable  trust or charitable  foundation  either (i) enters into a standstill  agreement with the Company containing terms and  conditions  substantially  equivalent  to  those  in this
                  Agreement  or  (ii) is and  remains  during  the  term of this
                  Agreement an affiliate of any Investor.

Notwithstanding the foregoing,  any change in an Investor's beneficial ownership of  shares  of the  Company's  Common  Stock  that is  caused  solely by (A) the withdrawal of an investment advisory client of such Investor,  (B) the return of such shares of Common Stock to an investment advisory client or (C) the transfer of such  shares of Common  Stock to the  portion  of a  portfolio  account of an investment advisory client that is unsupervised,  directly or indirectly, by any
Investor,  in each case shall not be deemed to be a Disposition  for purposes of this Section III.2 (a "Withdrawal Disposition").

            In addition to the foregoing limitations and concurrently  effective with the foregoing limitations, except for a transaction described in clauses b,
c or d above,  during  the time  that  Kahn is a member  of the  Board and for a period of three months thereafter,  no Investor shall effect a Disposition other than in compliance with Rule 144 of the Securities Act of 1933 (the  "Securities
Act") and,  prior to effecting any such  Disposition,  the Company shall request its legal counsel to deliver to the Company's  transfer agent a legal opinion in a form and substance reasonably acceptable to the Company's transfer agent, that the  proposed  Disposition  is being  made in  compliance  with  Rule 144 of the
Securities  Act and does not  require  registration  under the  Securities  Act;
provided that such Investor  shall have the right,  but not the  obligation,  to deliver to the  Company  and its  transfer  agent such legal  opinion  from such
Investor's  legal counsel in a form and substance  reasonably  acceptable to the
Company and its  transfer  agent,  and the Company  shall  instruct its transfer agent to rely on such legal opinion of the Investor's legal counsel.

3.          Voting.

            a.    The Investors agree that,  during the Standstill  Period,  the
                  Investors will be present,  in person or represented by proxy, at all stockholder  meetings of the Company so that all Common

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                  Stock or other  Voting  Securities  beneficially  owned by the
                  Investors  and their  affiliates  and  Voting  Associates  (as defined in  Section  V.7) may be  counted  for the  purpose of determining the presence of a quorum at such meetings.

            b.    The Investors agree that,  during the Standstill  Period,  the
                  Investors will vote or cause to be voted,  or consent or cause a consent  to be given with  respect  to, all shares of Common
                  Stock or other  Voting  Securities  beneficially  owned by the
                  Investors  and  their  affiliates  and  Voting  Associates  as follows:  (i) with respect to the election of directors at any meeting of stockholders or any  adjournments or  postponements thereof, in favor of the nominees for directors recommended by the Board or its  nominating  committee or, if directed by the
                  Board, for or against such directors in the same proportion as
                  shares  of  Common   Stock   and  other   Voting   Securities,
                  respectively,  are  voted  by  holders  unaffiliated  with the
                  Investors,  and (ii) with respect to any other  matters  other
                  than   Extraordinary   Transactions  (as  defined  below),  in
                  accordance with the  recommendation of the Board. For purposes of this Agreement, "Extraordinary Transactions" shall mean (A)
                  a consolidation  or merger of the Company with or into another
                  entity  or  any  similar   transaction,   (B)  a  dissolution,
                  liquidation  or  winding  up of the  Company  or (C) a sale or other transfer in a single  transaction or a series of related transactions of all or substantially  all of the assets of the
                  Company or any other  reorganization of the Company or similar transaction,  in each case of clauses  (A), (B) and (C) to the
                  extent   that   such   consolidation,   merger,   dissolution,
                  liquidation,   winding   up,   sale   of   assets   or   other
                  reorganization or similar transaction requires the approval of the  stockholders  of  the  Company  under  Nevada  law or the
                  Company's articles of incorporation and bylaws.

            c.    Each  Investor  further  agrees to take all action  reasonably necessary to carry out the  intention  of this Section  III.3, including (without limitation)  delivering to the Company upon its request executed  proxies naming the proxies  appointed by the Board to vote all shares of Common  Stock or other  Voting
                  Securities  beneficially  owned by the Investors  and/or their affiliates and Voting Associates as of the record dates of the
                  Annual   Meeting  or  any  other   meeting  of  the  Company's
                  stockholders, as applicable.

            d.    The  obligations  of the Investors  under this Section  III.3, insofar as such obligations relate to the Other Kahn Entities, shall be limited to the extent to which such  Investor has the legal right or authority to cause such Other Kahn  Entities to comply with this Section III.3.

                                      IV.

                              ADDITIONAL AGREEMENTS

1.          Press  Releases;  Public  Statements.  Upon  the  execution  of this
            Agreement,  the  Company  shall issue a press  release,  the form of which is attached  hereto as Exhibit A.  Neither the Company nor the

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            Investors nor any of their respective  affiliates or representatives shall  issue any other  press  release or other  publicly  available document that is inconsistent with, or is otherwise contrary to, the statements in such Company press release. The Company shall make all filings with the SEC appropriate in connection with the execution of this Agreement,  including a Current Report on Form 8-K. None of the
            Investors shall  thereafter  during the Standstill  Period issue any press  release,  grant  any  interviews  with the press or any other person or otherwise make any public  statements  with respect to the
            Company or the subject  matter  hereof unless the Company shall have agreed in form and  substance  to the  contents  thereof  prior such issuance.

2.          Withdrawal of Notices.  The Investors  hereby withdraw their request made by letter dated November 27, 2002, and  supplemented  by letter dated  December  4,  2002,  giving  notice  to  the  Company  of the intention of the Trust and its co-trustees to nominate  directors at the Annual Meeting.

3.          Mutual  Releases.   In  consideration  of  the  provisions  of  this
            Agreement:

            a.    Each  of the  Investors,  on  behalf  of  itself,  each of its affiliates and each of their respective  successors,  assigns, heirs, beneficiaries,  attorneys,  partners, limited partners,
                  stockholders,   members,   managers,   employees   and  agents
                  (collectively,  the "Investor Releasors"), hereby releases and forever  discharges  the  Company  and  each  and  all  of its
                  directors,   officers,   employees,    subsidiaries,   agents,
                  managers,  representatives,  legal and financial  advisors and
                  affiliates,   and  any   heirs,   executors,   administrators,
                  successors  and  assigns of any such  persons  (the  "Investor
                  Releasees"),  from all actions, causes of action, proceedings, suits,  claims,  debts,  damages,  judgments,  sums of  money, accounts,  reckonings,  bonds, bills, specialties,  covenants, contracts,  controversies,  agreements,  promises,  variances, trespasses,  injuries, harms, remedies,  extents,  executions, liens,  liabilities and demands whatsoever,  in law or equity, whether known or unknown (collectively,  "Claims"),  which any of the Investor  Releasors ever had, now has or hereafter can, shall or may have,  against the Investor  Releasees for, upon, by reason of or  otherwise  relating to any public  statements
                  (whether  oral or  written)  made by the Company or any of its officers, directors,  employees or agents at any time prior to the date of this  Agreement,  provided that this release shall not  include  any Claims  arising  out of or  relating  to the negotiation, execution or performance of this Agreement.

            b.    The Company,  on behalf of itself,  each of its affiliates and
                  each  of  their   respective   successors,   assigns,   heirs,
                  beneficiaries,    attorneys,   partners,   limited   partners,
                  stockholders,   members,   managers,   employees   and  agents
                  (collectively,  the "Company Releasors"),  hereby releases and forever  discharges  each of the Investors and each and all of their respective directors, officers, employees, subsidiaries,
                  agents,   managers,   representatives,   legal  and  financial
                  advisors   and   affiliates,   and   any   heirs,   executors,
                  administrators,  successors  and  assigns of any such  persons
                  (the "Company  Releasees"),  from all Claims which the Company
                  Releasors  ever had,  now has or hereafter  can,  shall or may have against the Company Releasees, for, upon, by reason of or otherwise  relating to any public statements  (whether oral or written)  made by the  Investors  or any of  their  respective

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                  officers, directors,  employees or agents at any time prior to the date of this  Agreement,  provided that this release shall not  include  any Claims  arising  out of or  relating  to the negotiation, execution or performance of this Agreement.

            c.    Nothing in this Agreement shall be deemed to limit, release or waive  the right of any party  hereto to  enforce  any and all terms of this Agreement.

            d.    Each of the parties hereto  acknowledges  that it has read the contents of the foregoing general release, that it has had the opportunity to review such general  release with legal counsel of its choice,  that it  understands  the same and that it has given such general release of its own free act and deed.

4.          Negative Remarks.

            a.    Each  Investor  hereby  agrees  that,  during  the  Standstill
                  Period, such Investor will not, and shall cause its agents and
                  representatives  not  to,  directly  or  indirectly,   in  any
                  capacity or manner,  make,  express,  transmit,  speak, write, verbalize  or  otherwise  communicate  in any way  (or  cause, further, assist, solicit, encourage, support or participate in
                  any  of  the  foregoing),   any  remark,   comment,   message,
                  information, declaration,  communication or other statement of
                  any  kind,   whether   verbal,   in  writing,   electronically
                  transferred or otherwise,  that might  reasonably be construed to be  derogatory  or  critical  of, or negative  toward,  the
                  Company  or  any  of  its  directors,   officers,  affiliates,
                  subsidiaries,    employees,    agents    or    representatives
                  (collectively,  the "Company Representatives"),  or to malign, harm, disparage,  defame or damage the reputation or good name
                  of  the   Company,   its   business  or  any  of  the  Company
                  Representatives, and/or that reveals, discloses, incorporates, is based upon,  discusses,  includes or otherwise involves any confidential and/or proprietary  information of the Company or its subsidiaries or affiliates.

            b.    The Company hereby agrees that, during the Standstill  Period,
                  the  Company   will  not,  and  shall  cause  its  agents  and
                  representatives  not  to,  directly  or  indirectly,   in  any
                  capacity or manner,  make,  express,  transmit,  speak, write, verbalize  or  otherwise  communicate  in any way  (or  cause, further, assist, solicit, encourage, support or participate in
                  any  of  the  foregoing),   any  remark,   comment,   message,
                  information, declaration,  communication or other statement of
                  any  kind,   whether   verbal,   in  writing,   electronically
                  transferred or otherwise,  that might  reasonably be construed to be  derogatory  or  critical  of, or negative  toward,  any
                  Investor, or to malign, harm, disparage,  defame or damage the reputation  or good  name of such  Investor,  such  Investor's business (if applicable) or any of such  Investor's  agents or representatives.

            c.    Notwithstanding the foregoing provisions of this Section IV.4, in the event that any of the  Investors,  on the one hand,  or the Company, on the other hand, breaches any provision of this
                  Agreement (including,  without limitation,  in the case of the
                  Investors,  their  obligations under the provisions of Section
                  III, and, in the case of the Company,  its  obligations  under

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CUSIP No. 405173105                   13D                    Page 21 of 43 Pages
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                  the provisions of Section II.1),  then all  obligations of the
                  nonbreaching   party  pursuant  to  this  Section  IV.4  shall
                  terminate  automatically  without  any  further  action by any party to this Agreement.

5.          Specific Performance.  The Company and the Investors acknowledge and agree  that  in the  event  of any  breach  of this  Agreement,  the non-breaching  party  would be  irreparably  harmed and could not be made whole by monetary  damages.  It is accordingly  agreed that the
            Company and the Investors,  in addition to any other remedy to which they may be  entitled  at law or in equity,  shall be entitled to an injunction  or  injunctions  to prevent  breaches of this  Agreement and/or to  compel  specific  performance  of this  Agreement  in any action instituted in any federal or state court of the United States having subject matter jurisdiction.

6.          Material  Nonpublic  Information.  In connection with this Agreement and the Investors' ongoing relationship with the Company,  there may be instances in which material nonpublic information  concerning the
            Company will be divulged to the  Investors by the Company,  Kahn, or other Investor  representatives  or agents.  The Investors and their
            representatives   expressly   acknowledge  that  federal  and  state
            securities  laws  prohibit any person who  misappropriates  material nonpublic  information  about a company from  purchasing  or selling securities of such company,  or from  communicating such information to any other person under  circumstances  in which it is  reasonably foreseeable  that such  person is  likely to  purchase  or sell such securities.  The Investors  acknowledge that Kahn will be subject to the company's insider trading and disclosure policies,  as in effect from time to time,  at any time  while he is serving on the Board to the same extent as the other directors of the Company. To the extent
            SEC   Regulation   FD  may  apply,   in   accordance   with  Section
            243.100(2)(ii)  of Regulation FD, the Investors  expressly  agree to maintain in confidence all material nonpublic information concerning the Company.

7.          Schedule  13D.   Subject  to  compliance  with  the  terms  of  this
            Agreement,  within  five  business  days  after  the  date  of  this
            Agreement, Kahn, Kahn Brothers and the Trust shall file with the SEC one or more  amendments to the Statement on Schedule 13D  previously filed by them for the purpose of attaching a copy of this  Agreement as an exhibit  thereto or, if required in the reasonable  opinion of legal  counsel to such  Investors,  file a new Statement on Schedule
            13D.

8.          Permitted  Communications.  Notwithstanding any of the provisions of this Agreement to the contrary, no provision of this Agreement shall prohibit  any party from (a) filing any  documents  required  by the
            SEC,  provided  that the  content of any  document so filed does not violate  any of the other  terms and  conditions  of this  Agreement
            unless  such  content   constitutes   disclosure   required  by  any
            securities  laws or rules or  regulations  promulgated  from time to time by the SEC, (b) responding to any legal subpoena, (c) enforcing any rights of such party under this  Agreement or (d) in the case of
            the  Company,   issuing  any  press  releases  for  the  purpose  of
            disclosing  material  information  under federal or state securities laws.

9.          Compliance  by  Affiliates  and  Associates.  To the extent that any
            Investor is bound by any  covenant or  agreement  contained  in this
            Agreement,  such Investor  shall cause,  to the extent such Investor

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 22 of 43 Pages
---------------------                                  -------------------------

            has  the  legal  right  or  authority,  each of its  affiliates  and associates  to  abide  by  such  covenant  or  agreement  as if such affiliate  or  associate  were itself an Investor and a signatory to this Agreement.  To the extent that such Investor does not have such legal right or  authority  to cause an  affiliate or associate to so abide by such  covenant or agreement,  such  Investor  shall use its best  efforts to cause such  affiliate or associate to abide by such covenant or agreement as if such  affiliate or associate were itself an Investor and a signatory to this  Agreement.  With respect to any specific  matter  submitted  to a  vote  or  consent  of  any of the
            Company's  holders of Common Stock,  to the extent that any Investor does not have the right or authority to vote,  or consent in respect of, any shares of Common Stock  beneficially owned by such Investor, such Investor  shall use his or its best efforts to cause the person who has such right or authority to vote or consent,  as  applicable, in accordance with the recommendation of the Board on such matter.

10.         Reimbursement  of Expenses.  Upon  execution of this  Agreement  and delivery to the Company of reasonable supporting documentation,  the
            Company shall reimburse the Investors for their  reasonable fees and expenses (including, but not limited to, legal fees and expenses and the fees and  expenses  of  Mackenzie  Partners,  Inc.)  incurred in connection  with  this  Agreement  and  related  matters  up  to  an aggregate of $200,000.

11.         Retention of Apparel Industry Consultant. As promptly as practicable after the date of this Agreement, the Company will hire a recognized apparel  industry  consultant  to  conduct a thorough  and  in-depth review  and  analysis  of the  Company's  operations  and  strategic positioning and planning and report to the Board on its findings for improvement,  provided  that  in  no  event  shall  the  Company  be obligated to expend more than $150,000 with respect to the aggregate fees and expenses of such consultant.

12.         Board Meetings by  Teleconference.  The Company shall permit Kahn to attend  any  Board or  committee  meetings  by  means of  conference telephone or similar communication  equipment by means of which Kahn can hear all other persons participating in any such meeting and the
            Company  shall  promptly  take any action  necessary  to provide for
            Board or committee  meetings by such  telephonic  or similar  means, including but not limited to any amendment to the Company's bylaws.

13.         Lead  Non-Management  Director  Appointment.  On or before the first
            Board meeting following the date of this Agreement,  the Board shall appoint Richard W. Heath as the initial lead non-management director who will be authorized to chair, at the end of each Board meeting, a meeting of the  non-management  directors if he  determines,  in his sole discretion, that such a meeting would be appropriate.

14.         Agreement to Notify. If the Company elects not to nominate Kahn as a director of the Company in connection  with the first  stockholders'
            meeting at which Kahn's term as a director would  otherwise  expire, the Company  shall  notify Kahn in writing of such  election  not to nominate him (the "Notice Not To Nominate") no later than sixty (60)
            days prior to the date a stockholder's  notice is due to the Company for  nominations  of  persons  for  election  as  directors  at such stockholders' meeting.

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 23 of 43 Pages
---------------------                                  -------------------------

                                       V.

                                  MISCELLANEOUS

1.          Entire   Agreement.    This   Agreement   constitutes   the   entire
            understanding  of the parties  with  respect to the  subject  matter hereof and  supersedes all previous  negotiations,  representations, discussions  or  agreements  by the parties  hereto  concerning  the subject matter hereof.

2.          Headings.  Descriptive  headings are for convenience  only and shall not control or affect the meaning or  construction  of any provision of this Agreement.

3.          Counterparts.  For the  convenience  of the  parties,  any number of counterparts  of  this  Agreement  may  be  executed  and  delivered
            (including by facsimile  transmission) by the parties, and each such
            executed  counterpart   (including  any  counterparts  executed  and
            delivered   by   facsimile   transmission)   shall  be  an  original
            instrument.

4.          Notices. All notices, requests and other communications to any party hereunder  shall be in  writing  and  shall be  deemed  duly  given, effective (a) three  business  days later,  if sent by registered or certified mail, return receipt requested,  postage prepaid, (b) when sent by  telecopier  or fax,  provided  that the  telecopy or fax is promptly  confirmed  by  telephone  confirmation  thereof,  (c) when served, if delivered  personally to the intended  recipient,  or (d)
            one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed:

            if to the Company to:

                                    Haggar Corp.
                                    6113 Lemmon Avenue
                                    Dallas, TX  75209
                                    Attn: Marc Joseph, General Counsel
                                    Fax:  (214) 956-4561

            with a copy, which shall not constitute notice, to:

                                    Vinson & Elkins L.L.P.
                                    3700 Trammell Crow Center
                                    2001 Ross Avenue
                                    Dallas, TX  75201
                                    Attn: A. Winston Oxley
                                    Fax:  (214) 999-7891

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 24 of 43 Pages
---------------------                                  -------------------------

            and if to the Investors as follows:

                                    c/o Kahn Brothers & Co., Inc.
                                    555 Madison Avenue
                                    New York, NY  10022-3301
                                    Attn:  Thomas G. Kahn
                                    Fax:  (212) 755-5330

            with a copy, which shall not constitute notice, to:

                                  Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                  505 Park Avenue
                                  New York, NY 10022
                                  Attn: Steven Wolosky
                                  Fax:  (212) 755-1467

            Any  party  may  change  the  address  to  which  notices  or  other communications  hereunder  are to be  delivered  by giving the other party notice in the manner herein set forth.

5.          SUCCESSORS AND ASSIGNS. This Agreement shall bind the successors and permitted  assigns of the  parties,  and inure to the benefit of any successor  or  permitted  assign  of any of the  parties;  provided, however,  that no party may assign this Agreement  without the prior written consent of the other parties hereto.

6.          GOVERNING LAW. This Agreement  shall be governed by and  constructed and enforced in  accordance  with the internal  laws of the State of
            Nevada, without giving effect to the conflict of the laws principles thereof.

7.          CERTAIN TERMS.  As used herein,  the following  terms shall have the meanings ascribed to them:

            a.    "affiliate" and "associate"  shall (i) mean, as to each of the
                  Investors, the Other Kahn Entities and (ii) otherwise have the meanings  set  forth in Rule  12b-2  under the  Exchange  Act;
                  provided  that,  for  purposes  of this  Agreement,  the  term
                  "associate"  shall  also be deemed to  include  such  person's spouse, parents, minor children and siblings;

            b.    "beneficial   owner,"   "beneficially  own,"  and  "beneficial
                  ownership"  shall be  determined as set forth under Rule 13d-3 under the Exchange Act; provided that a person shall be deemed to be the  beneficial  owner of all shares of Common  Stock or other  Voting  Securities  which such  person has the right to acquire  pursuant to the exercise of any rights in  connection with any securities or any agreement,  regardless of when such rights may be exercised and whether they are conditional;

            c.    "business  day" shall  mean any day other  than any  Saturday,
                  Sunday, or day on which commercial banks in New York, New York are authorized or required to be closed;

            d.    "Market  Maker"  shall  mean a market  maker  with  respect to shares of Common Stock of the Company;

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 25 of 43 Pages
---------------------                                  -------------------------

            e.    "Other Kahn Entities"  shall mean Kahn Brothers Value Fund LP,
                  Kahn  Brothers  Asset  Management   Corp.,   Kahn  Brothers  &
                  Partners,  L.P.,  KB Holding  Company,  L.L.C.,  KB & Partners
                  Management  Company  and any person to whom a  Disposition  is made pursuant to Sections III.2.f or III.2.g;

           f.     "Ownership  Limit" shall mean,  from time to time, a number of shares of Common  Stock  equal to (i) 14% times the sum of (A)
                  the then  outstanding  shares  of  Common  Stock  plus (B) the
                  Repurchase Shares (as defined below), minus (ii) the number of shares  of Common  Stock,  or  direct  or  indirect  interests therein,  with respect to which any Investor or any  affiliate or associate of any Investor  effects,  after the date of this
                  Agreement, a Disposition or a Withdrawal Disposition;

            g.    "person" shall mean any individual, corporation,  association, partnership,  joint venture,  trust, estate, limited liability company,  limited  liability  partnership  or other  entity or organization,  including a government or political subdivision or any agency or instrumentality thereof;

            h.    "Repurchase  Shares" shall mean the number of shares of Common
                  Stock (if any) that have been repurchased by the Company after the date of this Agreement

            i.    "Voting  Associate" shall mean such person's spouse,  parents, children,  siblings and trusts or other  estates in which such person  or  any  of  such  person's  Voting  Associates  has a beneficial interest; and

            j.    "Voting  Securities"  shall  mean  securities  of the  Company having  the  power  to  vote  generally  for the  election  of directors of the Company and any securities  convertible into, or exercisable or exchangeable for, such securities, and shall include, without limitation, the Common Stock.

8.          JOINT  AND  SEVERAL   LIABILITY.   The   agreements,   undertakings,
            obligations  and  covenants  set  forth  herein  on the  part of the
            Investors shall bind them jointly and severally.

9.          SURVIVAL OF REPRESENTATIONS. All representations and warranties made by the  Investors  and the  Company in this  Agreement  or  pursuant hereto shall survive the date hereof.

10.         AMENDMENTS;  WAIVER.  Any provision of this Agreement may be amended or waived if, but only if,  such  amendment  or waiver is in writing and is signed,  in the case of an  amendment,  by each party to this
            Agreement, or in the case of a waiver, by the party against whom the waiver  is to be  effective.  No  failure  or delay by any  party in exercising any right, power or privilege  hereunder shall operate as a waiver  thereof nor shall any single or partial  exercise  thereof preclude  any other or further  exercise  thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative.

11.         INTERPRETATION.  Each of the undersigned parties hereby acknowledges that such parties fully negotiated the terms of this Agreement, that each such party had an equal  opportunity  to influence the drafting of the language  contained in this Agreement and that there shall be no presumption  against any such party on the ground that such party

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 26 of 43 Pages
---------------------                                  -------------------------

            was  responsible  for preparing  this  Agreement or any part hereof.
            Whenever  the  words  "include"  or  "including"  are  used  in this
            Agreement, they shall be deemed to be followed by the words "without limitation."  The words  "hereof,"  "herein"  and  words of  similar import when used in this Agreement  shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

12.         SEVERABILITY.  The  provisions  of this  Agreement  shall be  deemed severable and the  invalidity or  unenforceability  of any provision shall  not  affect  the  validity  or  enforceability  of the  other provisions  hereof.  If any  provision  of  this  Agreement,  or the application thereof to any person or any circumstance, is invalid or unenforceable,  (a) a  suitable  and  equitable  provision  shall be substituted  therefor  in order to carry out, so far as may be valid
            and  enforceable,   the  intent  and  purpose  of  such  invalid  or
            unenforceable  provision and (b) the remainder of this Agreement and the application of such provision to other persons or  circumstances shall not be affected by such  invalidity or  unenforceability,  nor shall not be affected by such  invalidity or  unenforceability,  nor shall such  invalidity  or  unenforceability  affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.         NO THIRD PARTY  BENEFICIARIES.  This Agreement shall be binding upon and, except as provided  below,  inure solely to the benefit of each party  hereto and their  successors,  assigns and  transferees,  and nothing in this  Agreement,  except as set forth  below,  express or implied, is intended to confer upon any other person (other than the
            Company Releasees and the Investor  Releasees as provided in Section
            IV.3) any rights or  remedies of any nature  whatsoever  under or by reason of this Agreement.

14.         ATTORNEYS' FEES. In the event of any dispute or controversy  arising out of this Agreement or in connection  with the  interpretation  of any term or condition of this  Agreement,  the  enforcement  of this
            Agreement,  damages for breach of any  provision  hereof,  or in the situation where any provision of this Agreement is validly  asserted as a defense,  the  prevailing  party  shall be  entitled to recover
            costs  of  suit,  including  reasonable   attorneys'  fees  actually
            incurred,  from the other party in  addition to any other  available remedy.

15.         TERM.  All  obligations  of the parties under this  Agreement  shall expire on the fifteenth  anniversary  of the date of this  Agreement
            unless  any  such   obligation   expires  prior  to  such  fifteenth
            anniversary date pursuant to the terms of this Agreement.

                            [SIGNATURE PAGES FOLLOW]

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 27 of 43 Pages
---------------------                                  -------------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

                                        HAGGAR CORP.

                                        By: /s/ J. M. Haggar, III
                                            ------------------------------------
                                        Name:  J. M. Haggar, III
                                        Title: Chairman & Chief Executive Officer

                                        /s/ Thomas G. Kahn
                                        ----------------------------------------
                                        Thomas G. Kahn

                                        /s/ Donald Kahn
                                        ----------------------------------------
                                        Donald Kahn

                                        /s/ Irving Kahn
                                        ----------------------------------------
                                        Irving Kahn

                                        KAHN BROTHERS & CO., INC.

                                        By: /s/ Thomas G. Kahn
                                            ------------------------------------
                                        Name:  Thomas G. Kahn
                                        Title: President

                                        KAHN BROTHERS & CO. PROFIT SHARING
                                        PLAN AND TRUST

                                        By: /s/ Thomas G. Kahn
                                            ------------------------------------
                                            Thomas G. Kahn, Co-trustee

                                        By: /s/Donald Kahn
                                            ------------------------------------
                                            Donald Kahn, Co-trustee

                                        By: /s/ Irving Kahn
                                            ------------------------------------
                                            Irving Kahn, Co-trustee

                    [Signature Page to Settlement Agreement]

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 28 of 43 Pages
---------------------                                  -------------------------

                                                                       EXHIBIT 8

                              SETTLEMENT AGREEMENT

            THIS SETTLEMENT  AGREEMENT (the  "Agreement") is made as of February
17, 2003, by and among Mark E. Schwarz  ("Schwarz"),  Newcastle  Capital  Group,
L.L.C.,  a Texas limited  liability  company  ("Newcastle"),  Newcastle  Capital
Management, L.P., a Texas limited partnership, Newcastle Partners, L.P., a Texas limited partnership (collectively,  the "Investors"), and Haggar Corp., a Nevada corporation  (the  "Company").  Certain terms used herein are defined in Section
IV.7.

                                    RECITALS

            WHEREAS,  each Investor is the record owner or beneficial  owner (as defined in Section IV.7) of certain shares of common stock,  par value $0.10 per share, of the Company (including any securities convertible into, or exercisable or exchangeable for, such common stock, "Common Stock");

            WHEREAS,  the Kahn  Brothers  &  Co.  Profit  Sharing Plan &
Trust,  a trust  organized  under  the laws of New York  (the  "Trust")  and its co-trustees have notified the Company that they wish to nominate certain persons for  election  to the Board of  Directors  of the Company  (the  "Board") at the
Company's  Annual  Meeting  of  Stockholders  to be held in  2003  (the  "Annual
Meeting");

            WHEREAS,  Schwarz,  the  Trust,  Thomas  G. Kahn  ("Kahn")  and Kahn
Brothers & Co., Inc., a New York corporation  ("Kahn Brothers") have filed a preliminary  proxy  statement with the Securities and Exchange  Commission  (the
"SEC") regarding the solicitation of proxies to be used at the Annual Meeting to elect the Trust's nominees as members of the Board;

            WHEREAS,  the Investors have  determined  that the best interests of the Company and the Investors  would be served by (i) the Investors not engaging in a  solicitation  of proxies for the Annual  Meeting  for the  election of the nominees of the Trust and its co-trustees in opposition to nominees of the Board
(a "Proxy  Contest"),  (ii) the  appointment  of Kahn to the  Board,  subject to certain terms and conditions, and (iii) the other arrangements set forth herein;
and

            WHEREAS,  the Company has determined  that the best interests of the
Company and its  stockholders  would be served by (i) the Investors not engaging in a Proxy Contest in connection with the Annual  Meeting,  (ii) the appointment of Kahn to the Board,  subject to certain  terms and  conditions,  and (iii) the other arrangements set forth herein.

            NOW,   THEREFORE,   in   consideration   of  the  promises,   mutual
representations,  warranties, covenants and agreements herein contained, and the full,  complete and timely  performance  of each and every one of such covenants and  agreements,  time being of the  essence,  and for other  good and  valuable consideration,  the receipt and sufficiency of which are hereby  acknowledged by each of the parties  hereto,  and intending to be legally bound hereby,  each of the parties hereby agrees as follows:

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 29 of 43 Pages
---------------------                                  -------------------------

                                       I.

                         REPRESENTATIONS AND WARRANTIES

1.          REPRESENTATIONS  AND  WARRANTIES OF THE  INVESTORS.  The  Investors,
            jointly  and  severally,  represent  and  warrant to the  Company as follows:

            a.    Each Investor who is a natural person is competent and has all requisite  power and  authority  to execute and  deliver  this
                  Agreement  and to  consummate  the  transactions  contemplated hereby.  Each Investor  which is not a natural person has been duly organized,  and is validly existing and in good standing, under the laws of its  jurisdiction of formation,  and has all requisite  power and  authority  to execute and  deliver  this
                  Agreement  and to  consummate  the  transactions  contemplated hereby.

            b.    This  Agreement  has  been  duly  and  validly   executed  and
                  delivered  by  each  Investor  or by the  principals  of  such
                  Investor and, assuming due and valid execution and delivery by the Company,  constitutes a legal, valid and binding agreement
                  of  such  Investor,   enforceable  against  such  Investor  in
                  accordance  with its terms,  subject as to  enforceability  to
                  applicable  bankruptcy,   insolvency,  fraudulent  conveyance,
                  reorganization,   moratorium   and  similar   laws   affecting
                  creditors'  rights  and  remedies  generally  and  to  general principles of equity  (regardless  of whether  enforcement  is sought in a proceeding at law or in equity).  The  performance of the  terms  of this  Agreement  shall  not  conflict  with, constitute  a  violation  of, or require any notice or consent under, any certificate or articles of  incorporation,  limited partnership  agreement,  trust agreement,  bylaws or any other agreement or  instrument  to which such Investor is a party or by which such  Investor  is bound,  and shall not  require any consent,  approval  or  notice  under  any  provision  of  any judgment,  order,  decree,  statute,  law,  rule or regulation applicable  to such  Investor  or such  Investor's  shares  of
                  Common  Stock,  except as may be required by federal and state securities laws.

            c.    There are no other  persons (as defined in Section  IV.7) who, by reason of their personal,  business,  professional or other arrangement,  relationship or affiliation  with such Investor, whether  written or oral and  whether  existing as of the date
                  hereof  or  in  the  future,   have  agreed,   explicitly   or
                  implicitly, to take any action on behalf of or in lieu of each
                  Investor that would otherwise be prohibited by this Agreement.

            d.    As of the date hereof,  the Investors and their affiliates and associates  (as  such  terms  are  defined  in  Section  IV.7)
                  beneficially  own an aggregate of 4,200 shares of Common Stock
                  (the  "Investor  Shares"),  free and  clear of all  liens  and encumbrances, and no other person has any beneficial ownership interest in the Investor  Shares.  Amendment No. 3 to Schedule
                  13D dated November 27, 2002,  filed with the SEC by Kahn, Kahn
                  Brothers,  the  Trust and  Schwarz  correctly  sets  forth the beneficial  ownership  of  shares  of  Common  Stock  of  each
                  Investor.  As of the date hereof, no Investor or any affiliate or associate of such Investor  beneficially owns any equity or

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 30 of 43 Pages
---------------------                                  -------------------------

                  debt securities of the Company or any  subsidiary,  other than the  foregoing,  and no Investor or any affiliate or associate of such  Investor  has any rights,  options or  agreements  to acquire  or vote any other  shares  of  Common  Stock or other securities of the Company.

2.          REPRESENTATIONS AND WARRANTS OF THE COMPANY.  The Company represents and warrants to the Investors as follows:

            a.    The Company has been duly organized,  and is validly  existing and in good  standing,  under the laws of the State of Nevada, and has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the  transactions contemplated hereby.

            b.    This  Agreement  has  been  duly  and  validly   executed  and
                  delivered by the Company and, assuming due and valid execution and delivery by the Investors,  constitutes a legal, valid and binding  agreement  of the  Company,  enforceable  against the
                  Company  in   accordance   with  its  terms,   subject  as  to
                  enforceability   to   applicable    bankruptcy,    insolvency,
                  fraudulent conveyance, reorganization,  moratorium and similar laws affecting creditors' rights and remedies generally and to
                  general   principles   of  equity   (regardless   of   whether
                  enforcement  is sought in a  proceeding  at law or in equity).
                  The  performance  of the  terms of this  Agreement  shall  not conflict  with,  constitute  a  violation  of, or require  any notice or consent  under,  the  articles of  incorporation  or bylaws of the Company or any  agreement or instrument to which the Company is a party or by which the  Company is bound,  and shall not require any  consent,  approval or notice  under any provision of any judgment,  order, decree,  statute, law, rule or  regulation  applicable  to the  Company,  except as may be required by federal and state securities laws.

                                      II.

                              STANDSTILL AGREEMENT

1.          The Investors agree that the  "Standstill  Period" shall commence on the date of this Agreement and shall terminate concurrently with the termination  of the  Standstill  Period set forth in the  Settlement
            Agreement  of even date  herewith  among the Company,  Kahn,  Donald
            Kahn, Irving Kahn, Kahn Brothers and the Trust.

2.          The Investors agree that, during the Standstill Period,  without the prior  written  consent  of the Board  specifically  expressed  in a resolution adopted by a majority of the directors of the Company who are not  Investors or  affiliates  or  associates of any Investor or members of a "group" (within the meaning of Section  13(d)(3) of the
            Securities  Exchange  Act of 1934,  as  amended,  and the  rules and regulations  promulgated  thereunder (the "Exchange  Act")) in which any Investor or any of its affiliates or associates is a member,  no
            Investor shall, directly or indirectly:

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 31 of 43 Pages
---------------------                                  -------------------------

            a.    acquire, announce an intention to acquire, offer or propose to acquire,  or agree to  acquire,  directly  or  indirectly,  by purchase  or  otherwise,  beneficial  ownership  of any Common
                  Stock or other Voting Securities, or direct or indirect rights to options to acquire (through purchase, exchange,  conversion or  otherwise)  any Common  Stock or other  Voting  Securities other  than  Common  Stock  or  other  Voting  Securities  (i)
                  received as a result of a stock dividend,  stock  distribution or stock  split or (ii)  issued by the  Company in  connection with any reorganization or recapitalization of the Company;

            b.    solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly,  in any solicitation of  proxies  (or  written  consents),  or  otherwise  become a
                  "participant" in a  "solicitation"  (as such terms are defined in  Instruction  3 of Item 4 of Schedule 14A and Rule 14a-1 of
                  Regulation  14A,  respectively,  under  the  Exchange  Act) in opposition to the  recommendation or proposal of the Board, or recommend  or request or induce or attempt to induce any other person to take any such actions, or seek to advise,  encourage or  influence  any other  person with respect to the voting of
                  (or the  execution  of a written  consent in  respect  of) the
                  Common  Stock or  other  Voting  Securities,  or  execute  any written  consent  in lieu of a meeting  of the  holders of the
                  Common Stock or other Voting  Securities or grant a proxy with respect  to the  voting of the  Common  Stock or other  Voting
                  Securities  to any  person  other than to the Board or persons appointed as proxies by the Board;

            c.    initiate,  propose or submit one or more stockholder proposals or induce or attempt to induce  any other  person to  initiate any stockholder proposal;

            d.    seek to call, or to request the call of, a special  meeting of the  Company's  stockholders,  or make a request for a list of the Company's stockholders;

            e.    form,  join or in any way participate in a "group" (within the meaning  of  Section  13(d)(3)  of the  Exchange  Act) for the
                  purpose  of  acquiring  holding,  voting or  disposing  of any securities of the Company;

            f.    vote for any  nominee or nominees  for  election to the Board, other than those  nominated or supported by the Board,  and no
                  Investor other than as provided herein shall consent to become a nominee for  election  as a member of the Board  unless such
                  Investor is nominated or supported by the Board;

            g.    seek,   alone  or  in  concert   with   others,   to  place  a
                  representative  or other  affiliate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

            h.    deposit  any  Common  Stock or other  Voting  Securities  in a voting trust or enter into any other  arrangement or agreement with respect to the voting thereof;

            i.    acquire or agree,  offer, seek or propose to acquire, or cause to be acquired,  ownership (including beneficial ownership) of any of the assets or  business of the Company or any rights or

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 32 of 43 Pages
---------------------                                  -------------------------

                  options  to  acquire  any such  assets  or  business  from any person;

            j.    seek,  propose,  or make any  statement  with  respect  to, or solicit,  negotiate  with, or provide any  information  to any person with respect to, a merger,  consolidation,  acquisition of control or other business  combination,  tender or exchange offer,  purchase,  sale or transfer  of assets or  securities, dissolution,  liquidation,  reorganization,  recapitalization, dividend,  share repurchase or similar  transaction  involving the Company, its subsidiaries or its business,  whether or not any such  transaction  involves  a change  of  control  of the
                  Company;

            k.    take any action,  alone or in concert  with any other  person, advise,  finance,  assist or  participate  in or encourage any person to take any action which is  prohibited  to be taken by any Investor or any of its  affiliates or associates  pursuant to this Agreement, or make any investment in or enter into any arrangement with, any other person that engages,  or offers or proposes to engage in any of the foregoing;

            l.    disclose  publicly,  or  privately  in  a  manner  that  could reasonably be expected to become public,  any intention,  plan or arrangement inconsistent with the foregoing; or

            m.    take any action  challenging the validity or enforceability of any provisions of this Section II;

            provided  that  nothing  in this  Section  II or  elsewhere  in this
            Agreement  shall  prohibit any Investor from making any statement or disclosure  required  under  the  federal  securities  laws or other applicable laws.

                                      III.

                              ADDITIONAL AGREEMENTS

1.          PRESS  RELEASES;  PUBLIC  STATEMENTS.  Upon  the  execution  of this
            Agreement,  the  Company  shall issue a press  release,  the form of which is attached  hereto as Exhibit A.  Neither the Company nor the
            Investors nor any of their respective  affiliates or representatives shall  issue any other  press  release or other  publicly  available document that is inconsistent with, or is otherwise contrary to, the statements in such Company press release. The Company shall make all filings with the SEC appropriate in connection with the execution of this Agreement,  including a Current Report on Form 8-K. None of the
            Investors shall  thereafter  during the Standstill  Period issue any press  release,  grant  any  interviews  with the press or any other person or otherwise make any public  statements  with respect to the
            Company or the subject  matter  hereof unless the Company shall have agreed in form and  substance  to the  contents  thereof  prior such issuance.

2.          WITHDRAWAL OF NOTICES; NO SOLICITATION OF PROXIES.

            a.    The  Investors  hereby  acknowledge  that  the  Trust  and its affiliates  have  agreed to  withdraw  their  request  made by letter dated  November 27, 2002,  and  supplemented  by letter

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 33 of 43 Pages
---------------------                                  -------------------------

                  dated  December 4, 2002,  giving  notice to the Company of the intention  of  the  Trust  and  its  co-trustees  to  nominate directors at the Annual Meeting.

            b.    The Investors shall not engage in any  solicitation of proxies in connection with the Annual Meeting.

3.          MUTUAL  RELEASES.   In  consideration  of  the  provisions  of  this
            Agreement:

            a.    Each  of the  Investors,  on  behalf  of  itself,  each of its affiliates and each of their respective  successors,  assigns, heirs, beneficiaries,  attorneys,  partners, limited partners,
                  stockholders,   members,   managers,   employees   and  agents
                  (collectively,  the "Investor Releasors"), hereby releases and forever  discharges  the  Company  and  each  and  all  of its
                  directors,   officers,   employees,    subsidiaries,   agents,
                  managers,  representatives,  legal and financial  advisors and
                  affiliates,   and  any   heirs,   executors,   administrators,
                  successors  and  assigns of any such  persons  (the  "Investor
                  Releasees"),  from all actions, causes of action, proceedings, suits,  claims,  debts,  damages,  judgments,  sums of  money, accounts,  reckonings,  bonds, bills, specialties,  covenants, contracts,  controversies,  agreements,  promises,  variances, trespasses,  injuries, harms, remedies,  extents,  executions, liens,  liabilities and demands whatsoever,  in law or equity, whether known or unknown (collectively,  "Claims"),  which any of the Investor  Releasors ever had, now has or hereafter can, shall or may have,  against the Investor  Releasees for, upon, by reason of or  otherwise  relating to any public  statements
                  (whether  oral or  written)  made by the Company or any of its officers, directors,  employees or agents at any time prior to the date of this  Agreement,  provided that this release shall not  include  any Claims  arising  out of or  relating  to the negotiation, execution or performance of this Agreement.

            b.    The Company,  on behalf of itself,  each of its affiliates and
                  each  of  their   respective   successors,   assigns,   heirs,
                  beneficiaries,    attorneys,   partners,   limited   partners,
                  stockholders,   members,   managers,   employees   and  agents
                  (collectively,  the "Company Releasors"),  hereby releases and forever  discharges  each of the Investors and each and all of their respective directors, officers, employees, subsidiaries,
                  agents,   managers,   representatives,   legal  and  financial
                  advisors   and   affiliates,   and   any   heirs,   executors,
                  administrators,  successors  and  assigns of any such  persons
                  (the "Company  Releasees"),  from all Claims which the Company
                  Releasors  ever had,  now has or hereafter  can,  shall or may have against the Company Releasees, for, upon, by reason of or otherwise  relating to any public statements  (whether oral or written)  made by the  Investors  or any of  their  respective officers, directors,  employees or agents at any time prior to the date of this  Agreement,  provided that this release shall not  include  any Claims  arising  out of or  relating  to the negotiation, execution or performance of this Agreement.

            c.    Nothing in this Agreement shall be deemed to limit, release or waive  the right of any party  hereto to  enforce  any and all terms of this Agreement.

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 34 of 43 Pages
---------------------                                  -------------------------

            d.    Each of the parties hereto  acknowledges  that it has read the contents of the foregoing general release, that it has had the opportunity to review such general  release with legal counsel of its choice,  that it  understands  the same and that it has given such general release of its own free act and deed.

4.          NEGATIVE REMARKS.

            a.    Each  Investor  hereby  agrees  that,  during  the  Standstill
                  Period, such Investor will not, and shall cause its agents and
                  representatives  not  to,  directly  or  indirectly,   in  any
                  capacity or manner,  make,  express,  transmit,  speak, write, verbalize  or  otherwise  communicate  in any way  (or  cause, further, assist, solicit, encourage, support or participate in
                  any  of  the  foregoing),   any  remark,   comment,   message,
                  information, declaration,  communication or other statement of
                  any  kind,   whether   verbal,   in  writing,   electronically
                  transferred or otherwise,  that might  reasonably be construed to be  derogatory  or  critical  of, or negative  toward,  the
                  Company  or  any  of  its  directors,   officers,  affiliates,
                  subsidiaries,    employees,    agents    or    representatives
                  (collectively,  the "Company Representatives"),  or to malign, harm, disparage,  defame or damage the reputation or good name
                  of  the   Company,   its   business  or  any  of  the  Company
                  Representatives, and/or that reveals, discloses, incorporates, is based upon,  discusses,  includes or otherwise involves any confidential and/or proprietary  information of the Company or its subsidiaries or affiliates.

            b.    The Company hereby agrees that, during the Standstill  Period,
                  the  Company   will  not,  and  shall  cause  its  agents  and
                  representatives  not  to,  directly  or  indirectly,   in  any
                  capacity or manner,  make,  express,  transmit,  speak, write, verbalize  or  otherwise  communicate  in any way  (or  cause, further, assist, solicit, encourage, support or participate in
                  any  of  the  foregoing),   any  remark,   comment,   message,
                  information, declaration,  communication or other statement of
                  any  kind,   whether   verbal,   in  writing,   electronically
                  transferred or otherwise,  that might  reasonably be construed to be  derogatory  or  critical  of, or negative  toward,  any
                  Investor, or to malign, harm, disparage,  defame or damage the reputation  or good  name of such  Investor,  such  Investor's business (if applicable) or any of such  Investor's  agents or representatives.

            c.    Notwithstanding  the  foregoing  provisions  of  this  Section
                  III.4,  in the  event  that any of the  Investors,  on the one hand,  or  the  Company,  on  the  other  hand,  breaches  any provision of this Agreement (including, without limitation, in the  case  of  the  Investors,  their  obligations  under  the provisions  of  Section  II),  then  all  obligations  of  the nonbreaching  party  pursuant  to  this  Section  III.4  shall terminate  automatically  without  any  further  action by any party to this Agreement.

5.          SPECIFIC PERFORMANCE.  The Company and the Investors acknowledge and agree  that  in the  event  of any  breach  of this  Agreement,  the non-breaching  party  would be  irreparably  harmed and could not be made whole by monetary  damages.  It is accordingly  agreed that the
            Company and the Investors,  in addition to any other remedy to which they may be  entitled  at law or in equity,  shall be entitled to an injunction  or  injunctions  to prevent  breaches of this  Agreement

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 35 of 43 Pages
---------------------                                  -------------------------

            and/or to  compel  specific  performance  of this  Agreement  in any action instituted in any federal or state court of the United States having subject matter jurisdiction.

6.          SCHEDULE  13D.   Subject  to  compliance  with  the  terms  of  this
            Agreement,  within  five  business  days  after  the  date  of  this
            Agreement, Schwarz shall file with the SEC one or more amendments to the  Statement  on  Schedule  13D  previously  filed  by him for the purpose of attaching a copy of this Agreement as an exhibit  thereto or, if required in the  reasonable  opinion of legal counsel to such
            Investors, file a new Statement on Schedule 13D.

7.          PERMITTED  COMMUNICATIONS.  Notwithstanding any of the provisions of this Agreement to the contrary, no provision of this Agreement shall prohibit  any party from (a) filing any  documents  required  by the
            SEC,  provided  that the  content of any  document so filed does not violate  any of the other  terms and  conditions  of this  Agreement
            unless  such  content   constitutes   disclosure   required  by  any
            securities  laws or rules or  regulations  promulgated  from time to time by the SEC, (b) responding to any legal subpoena, (c) enforcing any rights of such party under this  Agreement or (d) in the case of
            the  Company,   issuing  any  press  releases  for  the  purpose  of
            disclosing  material  information  under federal or state securities laws.

8.          COMPLIANCE BY AFFILIATES AND ASSOCIATES.  To the extent any Investor is bound by any covenant or agreement  contained in this  Agreement, such Investor shall cause, to the extent such Investor has the legal right or authority,  each of its  affiliates and associates to abide by such covenant or agreement as if such affiliate or associate were itself an Investor and a signatory to this Agreement.  To the extent that such  Investor  does not have such legal right or  authority to cause an  affiliate  or  associate  to so abide by such  covenant or agreement,  such  Investor  shall use its best efforts to cause such affiliate or associate to abide by such  covenant or agreement as if such  affiliate or associate were itself an Investor and a signatory to this Agreement.

                                      IV.

                                  MISCELLANEOUS

1.          ENTIRE   AGREEMENT.    This   Agreement   constitutes   the   entire
            understanding  of the parties  with  respect to the  subject  matter hereof and  supersedes all previous  negotiations,  representations, discussions  or  agreements  by the parties  hereto  concerning  the subject matter hereof.

2.          HEADINGS.  Descriptive  headings are for convenience  only and shall not control or affect the meaning or  construction  of any provision of this Agreement.

3.          COUNTERPARTS.  For the  convenience  of the  parties,  any number of counterparts  of  this  Agreement  may  be  executed  and  delivered
            (including by facsimile  transmission) by the parties, and each such
            executed  counterpart   (including  any  counterparts  executed  and
            delivered   by   facsimile   transmission)   shall  be  an  original
            instrument.

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 36 of 43 Pages
---------------------                                  -------------------------

4.          NOTICES. All notices, requests and other communications to any party hereunder  shall be in  writing  and  shall be  deemed  duly  given, effective (a) three  business  days later,  if sent by registered or certified mail, return receipt requested,  postage prepaid, (b) when sent by  telecopier  or fax,  provided  that the  telecopy or fax is promptly  confirmed  by  telephone  confirmation  thereof,  (c) when served, if delivered  personally to the intended  recipient,  or (d)
            one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed:

            if to the Company to:

                           Haggar Corp.
                           6113 Lemmon Avenue
                           Dallas, TX  75209
                           Attn: Marc Joseph, General Counsel
                           Fax:  (214) 956-4561

            with a copy, which shall not constitute notice, to:

                           Vinson & Elkins L.L.P.
                           3700 Trammell Crow Center
                           2001 Ross Avenue
                           Dallas, TX  75201
                           Attn: A. Winston Oxley
                           Fax:  (214) 999-7891

            and if to the Investors as follows:

                           c/o Newcastle Capital Group, L.L.C.
                           300 Crescent Court, Suite 1110
                           Dallas, TX 75201
                           Attn:  Mark E. Schwarz
                           Fax:  (214) 661-7475

            with a copy, which shall not constitute notice, to:

                           Olshan Grundman Frome Rosenzweig & Wolosky LLP
                           505 Park Avenue
                           New York, NY 10022
                           Attn: Steven Wolosky
                           Fax:  (212) 755-1467

            Any  party  may  change  the  address  to  which  notices  or  other communications  hereunder  are to be  delivered  by giving the other party notice in the manner herein set forth.

5.          SUCCESSORS AND ASSIGNS. This Agreement shall bind the successors and permitted  assigns of the  parties,  and inure to the benefit of any successor  or  permitted  assign  of any of the  parties;  provided,

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 37 of 43 Pages
---------------------                                  -------------------------

            however,  that no party may assign this Agreement  without the prior written consent of the other parties hereto.

6.          GOVERNING LAW. This Agreement  shall be governed by and  constructed and enforced in  accordance  with the internal  laws of the State of
            Nevada, without giving effect to the conflict of the laws principles thereof.

7.          CERTAIN TERMS.  As used herein,  the following  terms shall have the meanings ascribed to them:

            a.    "affiliate" and "associate"  shall have the meanings set forth in Rule 12b-2  under the  Exchange  Act;  provided  that,  for purposes of this Agreement, the term "associate" shall also be
                  deemed  to  include  such  person's  spouse,   parents,  minor
                  children and siblings;

            b.    "beneficial   owner,"   "beneficially  own,"  and  "beneficial
                  ownership"  shall be  determined as set forth under Rule 13d-3 under the Exchange Act; provided that a person shall be deemed to be the  beneficial  owner of all shares of Common  Stock or other  Voting  Securities  which such  person has the right to acquire  pursuant to the exercise of any rights in  connection with any securities or any agreement,  regardless of when such rights may be exercised and whether they are conditional;

            c.    "business  day" shall  mean any day other  than any  Saturday,
                  Sunday, or day on which commercial banks in New York, New York are authorized or required to be closed;

            d.    "person" shall mean any individual, corporation,  association, partnership,  joint venture,  trust, estate, limited liability company,  limited  liability  partnership  or other  entity or organization,  including a government or political subdivision or any agency or instrumentality thereof;

            e.    "Voting  Securities"  shall  mean  securities  of the  Company having  the  power  to  vote  generally  for the  election  of directors of the Company and any securities  convertible into, or exercisable or exchangeable for, such securities, and shall include, without limitation, the Common Stock.

8.          JOINT  AND  SEVERAL   LIABILITY.   The   agreements,   undertakings,
            obligations  and  covenants  set  forth  herein  on the  part of the
            Investors shall bind them jointly and severally.

9.          SURVIVAL OF REPRESENTATIONS. All representations and warranties made by the  Investors  and the  Company in this  Agreement  or  pursuant hereto shall survive the date hereof.

10.         AMENDMENTS;  WAIVER.  Any provision of this Agreement may be amended or waived if, but only if,  such  amendment  or waiver is in writing and is signed,  in the case of an  amendment,  by each party to this
            Agreement, or in the case of a waiver, by the party against whom the waiver  is to be  effective.  No  failure  or delay by any  party in exercising any right, power or privilege  hereunder shall operate as a waiver  thereof nor shall any single or partial  exercise  thereof

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 38 of 43 Pages
---------------------                                  -------------------------

            preclude  any other or further  exercise  thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative.

11.         INTERPRETATION.  Each of the undersigned parties hereby acknowledges that such parties fully negotiated the terms of this Agreement, that each such party had an equal  opportunity  to influence the drafting of the language  contained in this Agreement and that there shall be no presumption  against any such party on the ground that such party was  responsible  for preparing  this  Agreement or any part hereof.
            Whenever  the  words  "include"  or  "including"  are  used  in this
            Agreement, they shall be deemed to be followed by the words "without limitation."  The words  "hereof,"  "herein"  and  words of  similar import when used in this Agreement  shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

12.         SEVERABILITY.  The  provisions  of this  Agreement  shall be  deemed severable and the  invalidity or  unenforceability  of any provision shall  not  affect  the  validity  or  enforceability  of the  other provisions  hereof.  If any  provision  of  this  Agreement,  or the application thereof to any person or any circumstance, is invalid or unenforceable,  (a) a  suitable  and  equitable  provision  shall be substituted  therefor  in order to carry out, so far as may be valid
            and  enforceable,   the  intent  and  purpose  of  such  invalid  or
            unenforceable  provision and (b) the remainder of this Agreement and the application of such provision to other persons or  circumstances shall not be affected by such  invalidity or  unenforceability,  nor shall not be affected by such  invalidity or  unenforceability,  nor shall such  invalidity  or  unenforceability  affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.         NO THIRD PARTY  BENEFICIARIES.  This Agreement shall be binding upon and, except as provided  below,  inure solely to the benefit of each party  hereto and their  successors,  assigns and  transferees,  and nothing in this  Agreement,  except as set forth  below,  express or implied, is intended to confer upon any other person (other than the
            Company Releasees and the Investor  Releasees as provided in Section
            III.3) any rights or remedies of any nature  whatsoever  under or by reason of this Agreement.

14.         ATTORNEYS' FEES. In the event of any dispute or controversy  arising out of this Agreement or in connection  with the  interpretation  of any term or condition of this  Agreement,  the  enforcement  of this
            Agreement,  damages for breach of any  provision  hereof,  or in the situation where any provision of this Agreement is validly  asserted as a defense,  the  prevailing  party  shall be  entitled to recover
            costs  of  suit,  including  reasonable   attorneys'  fees  actually
            incurred,  from the other party in  addition to any other  available remedy.

15.         TERM.  All  obligations  of the parties under this  Agreement  shall expire on the fifteenth  anniversary  of the date of this  Agreement
            unless  any  such   obligation   expires  prior  to  such  fifteenth
            anniversary date pursuant to the terms of this Agreement.

                            [SIGNATURE PAGES FOLLOW]

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 39 of 43 Pages
---------------------                                  -------------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first referred to above.

                                  HAGGAR CORP.

                                  By: /s/ J.  M. Haggar, III
                                      ------------------------------------------
                                  Name:   J. M. Haggar, III
                                  Title:  Chairman & Chief Executive Officer

                                  /s/ Mark E. Schwarz
                                  ----------------------------------------------
                                  Mark E. Schwarz

                                  NEWCASTLE CAPITAL GROUP, L.L.C.

                                  By:  /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       Mark E. Schwarz
                                       Managing Member

                                  NEWCASTLE CAPITAL
                                  MANAGEMENT, L.P.

                                  By:   Newcastle Capital Group, L.L.C.,
                                        its general partner

                                  By:   /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz
                                        Managing Member

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 40 of 43 Pages
---------------------                                  -------------------------

                                  NEWCASTLE PARTNERS, L.P.

                                  By:   Newcastle Capital Management, L.P.,
                                        its general partner

                                  By:   Newcastle Capital Group, L.L.C.,
                                        its general partner

                                  By:   /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz
                                        Managing Member

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CUSIP No. 405173105                   13D                    Page 41 of 43 Pages
---------------------                                  -------------------------

                                                                       EXHIBIT 9

     HAGGAR CORP. ANNOUNCES AMENDED SLATE OF NOMINEES FOR BOARD OF DIRECTORS

            COMPANY REACHES AGREEMENT WITH SHAREHOLDER THOMAS G. KAHN

DALLAS,  February 17, 2003 - The Board of  Directors  of Haggar  Corp.  (Nasdaq:
HGGR) today  announced an amended slate of candidates  for election to its Board of Directors at the next annual meeting of shareholders,  to be held on April 2,
2003. In addition, the Board announced two new Board appointments.  With the two new Board appointments, the Board has been expanded from six to eight Directors.

The Company named Rae F. Evans and Donald E. Godwin for re-election to the Board as Class I Directors at the upcoming annual meeting.  If elected,  Ms. Evans and
Mr. Godwin would serve for a period of three years. Also, James Neal Thomas, who was  previously  announced  as a nominee  for  election to the Board at the 2003 annual meeting of shareholders, has been appointed as a Class II Director, whose term will expire at the Company's  annual meeting of  shareholders  in 2004. Mr.
Thomas will serve on the Company's  audit  committee  filling the role of "audit committee  financial  expert"  according to final rules  recently  issued by the
Securities and Exchange Commission (SEC).

The Company also  announced  that it has reached  agreement with Thomas G. Kahn, who has terminated the pending proxy contest and has been appointed to the Board as a Class III Director,  whose term will expire in 2005. Mr. Kahn will serve on the Company's audit committee.

Speaking on behalf of the Board, J. M. Haggar,  III, the Company's  Chairman and
Chief  Executive  Officer  said,  "I am pleased that we were able to settle this election contest and appoint Mr. Kahn to the Board.  With the re-election of Rae
Evans and Donald Godwin to the Board,  and the appointment of Mr. Kahn and James
Neal Thomas, who will fulfill the role of `audit committee  financial expert' on our audit committee,  we have in place a very experienced and independent  board to guide the Company."

BIOGRAPHIES OF NOMINEES AND APPOINTEES
Rae F. Evans has served as a director of the Company  since 1994.  Since January
1,  2003,  she has  served as  President  and Chief  Executive  Officer of Evans
Capitol Group,  a firm  specializing  in Washington  public policy and corporate strategies.  Ms. Evans  formerly  served as  President  of Evans & Black,  Inc., beginning  in 1999,  and,  prior to that time,  as the  President of Rae Evans &
Associates,  beginning in 1995, both of which are  predecessors of Evans Capitol
Group. Ms. Evans is a former Director of Brinker  International and was recently elected to the Board of Directors of the Ladies  Professional  Golf Association.
Ms. Evans,  prior to  establishing  her firm, held senior  government  relations positions at both Hallmark  Cards,  Inc. and CBS Inc. She is a past President of the Business-Government Relations Council, a business group of senior government affairs representatives of Fortune 500 companies.

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CUSIP No. 405173105                   13D                    Page 42 of 43 Pages
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DONALD E. GODWIN has served as a director of the Company  since May 2002.  He is
the  Chairman  and  Chief  Executive   Officer  of  Godwin  Gruber,   L.L.P.,  a
Dallas-based  law firm founded by Mr.  Godwin and others in 1980.  Mr. Godwin is board  certified by the Texas Board of Legal  Specialization  in Civil Trial Law
and is a member of the  American  Board of Trial  Advocates.  Mr.  Godwin is the
outside  general  counsel of the Dallas  Symphony  Association and the Episcopal
School  of  Dallas  and is a member  of the  Board of  Governors  of the  Dallas
Symphony  Association  and the  Board of  Trustees  of the  Episcopal  School of
Dallas.  Mr. Godwin is a past  chairman of the  Antitrust  and Trade  Regulation
Section of the Dallas Bar Association.

THOMAS G. KAHN has served as President of Kahn Brothers & Co., Inc.  since 1995.
Kahn Brothers conducts a registered brokerage business and registered investment advisory  business with assets under management of  approximately  $575 million.
Kahn  Brothers has been a New York Stock  Exchange  Member Firm since 1978.  Mr.
Kahn is a member of the New York  Society of Security  Analysts  and a Chartered
Financial Analyst.  He serves as a director of Warwick Community Bancorp, a bank holding company,  and the Jewish Braille  Institute of America,  and as director and  treasurer  of both the New York City Job and  Career  Center and the Jewish
Guild for the Blind.

JAMES NEAL  THOMAS  served as a Senior  Audit  Partner  with  Ernst & Young,  an independent,  public  accounting  firm, prior to his retirement in 2000 after 32 years  with  Ernst &  Young.  As a  Senior  Audit  Partner,  Mr.  Thomas  worked extensively with audit committees of the boards of directors of public companies on matters of corporate  governance  and audit  committee  responsibilities  and duties.  Representative  clients of Mr. Thomas included  Wal-Mart Stores,  Inc.,
Comp USA, The Williams  Companies,  Inc.,  Pioneer  Natural  Resources  Company,
Williams Telecommunications Corp. and Tyson Foods, Inc.

ABOUT HAGGAR CORP.
Haggar  Clothing Co., a wholly owned  subsidiary  of Haggar Corp.,  is a leading marketer of men's casual and dress  apparel and women's  sportswear  with global headquarters  in Dallas,  Texas.  Haggar  markets in the United  States,  United
Kingdom,  Canada,  Mexico,  South Africa, and Indonesia.  The Company also holds exclusive licenses in the United States to use the Claiborne(R) trademark and in the United  States  and  Canada to use the  DKNY(R)  trademark  to  manufacture,
market,  and  sell  men's  shorts  and  pants  in  men's   classification   pant
departments.    For   more    information    visit   the   Haggar   website   at
www.haggarcorp.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

THE COMPANY PLANS TO FILE WITH THE SEC AND MAIL TO ITS STOCKHOLDERS A DEFINITIVE
PROXY  STATEMENT  IN  CONNECTION  WITH THE  COMPANY'S  2003  ANNUAL  MEETING  OF
STOCKHOLDERS.  THE DEFINITIVE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION
ABOUT  THE  COMPANY  AND THE  MATTERS  TO BE  VOTED  ON AT THE  ANNUAL  MEETING.
INVESTORS AND SECURITY  HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT
CAREFULLY WHEN IT BECOMES AVAILABLE. INVESTORS AND SECURITY HOLDERS WILL BE ABLE

---------------------                                  -------------------------
CUSIP No. 405173105                   13D                    Page 43 of 43 Pages
---------------------                                  -------------------------

TO OBTAIN FREE COPIES OF THE  DEFINITIVE  PROXY  STATEMENT  AND OTHER  DOCUMENTS
FILED WITH THE SEC BY THE COMPANY  THROUGH THE WEB SITE MAINTAINED BY THE SEC AT
WWW.SEC.GOV. IN ADDITION,  INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN
FREE COPIES OF THE DEFINITIVE PROXY STATEMENT FROM THE COMPANY BY CONTACTING MR.
DAVID TEHLE, THE COMPANY'S EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
SECRETARY AND TREASURER AT 214-352-8481.

THE  COMPANY AND ITS  DIRECTORS  AND CERTAIN OF ITS  EXECUTIVE  OFFICERS  MAY BE
DEEMED TO BE  PARTICIPANTS  IN THE  SOLICITATION  OF  PROXIES  IN RESPECT OF THE
ANNUAL  MEETING  AND THE  MATTERS  TO BE VOTED ON AT SUCH  MEETING.  INFORMATION
REGARDING THE COMPANY'S  DIRECTORS AND THESE EXECUTIVE  OFFICERS MAY BE OBTAINED
BY READING  THE  COMPANY'S  PRELIMINARY  PROXY  STATEMENT  FILED WITH THE SEC IN
CONNECTION  WITH THE COMPANY'S 2003 ANNUAL MEETING OF  STOCKHOLDERS,  ITS ANNUAL
REPORT ON FORM 10-K, AS AMENDED,  FOR THE YEAR ENDED  SEPTEMBER 30, 2002 AND ITS
DEFINITIVE  PROXY  STATEMENT  DATED  JANUARY  7,  2002 IN  CONNECTION  WITH  THE
COMPANY'S 2002 ANNUAL MEETING OF STOCKHOLDERS.  ADDITIONAL INFORMATION REGARDING
THE  PARTICIPANTS IN THE  SOLICITATION MAY BE OBTAINED BY READING THE DEFINITIVE
PROXY  STATEMENT  IN  CONNECTION  WITH THE  COMPANY'S  2003  ANNUAL  MEETING  OF
STOCKHOLDERS WHEN IT BECOMES AVAILABLE.

CONTACT:

Investors:  David Tehle, Executive Vice President and Chief Financial Officer of
Haggar Corp., 214-956-4511, or fax, 214-956-4446.

Media: Peter Duda, 212-445-8213, pduda@webershandwick.com